Exhibit F

Confidential

[Ergon Letterhead]

August 5, 2019

Via Email

Board of Directors

Blueknight Energy Partners G.P., L.L.C.

201 NW 10th, Suite 200

Oklahoma City, Oklahoma 73013

Attention:         Duke R. Ligon, Chairman

Re:	Proposal to acquire all publicly traded common units and Series A preferred units representing limited partner interests in Blueknight Energy Partners, L.P. (the “Partnership”)

Gentlemen:

Ergon, Inc. (“Ergon”) hereby submits a proposal (the “Proposal”) pursuant to which Ergon would acquire all of (i) the outstanding common units representing limited partner interests in the Partnership and (ii) the outstanding Series A preferred units representing limited partner interests in the Partnership, in each case, not already owned by Ergon and its affiliates.

As you are aware, Ergon and its affiliates own approximately 2.7 million common units, representing approximately 6.7% of the outstanding common units, and approximately 18.3 million of the preferred units, representing approximately 52.1% of the outstanding preferred units, in addition to the general partner interest and all the incentive distribution rights in the Partnership. Subject to the negotiation and execution of mutually acceptable definitive documentation containing terms and conditions customary for transactions of this type, Ergon proposes to acquire the common units at a cash purchase price of $1.35 per unit and the preferred units at a cash purchase price of $5.67 per unit. The proposed consideration represents a premium of approximately 7% to the closing price of the Partnership’s common units and preferred units of $1.26 and $5.30, respectively, on the New York Stock Exchange on August 2, 2019.

The transaction is expected to be structured as a merger between the Partnership and a wholly owned subsidiary of Ergon. We anticipate that the conflicts committee (the “Conflicts Committee”) of the Board of Directors of Blueknight Energy Partners G.P., L.L.C., the general partner of the Partnership (the “General Partner”), will review, evaluate and negotiate the terms of a transaction. We welcome the opportunity to present the Proposal in more detail to the Conflicts Committee and its advisors as soon as possible. We have engaged Jefferies LLC as financial advisor and Baker Botts L.L.P. as legal counsel, and we are prepared to dedicate such resources as may be necessary to complete negotiations, execute definitive agreements and close the transaction as expeditiously as possible.

Please be advised that Ergon is interested only in acquiring all of the outstanding common units and preferred units of the Partnership that Ergon or its affiliates do not currently own. Ergon has no interest in selling any of its or its affiliates’ interests in the Partnership or the General Partner, selling assets to the Partnership or the General Partner or pursuing other strategic alternatives involving the Partnership or the General Partner.

The making of the Proposal has been authorized by the Board of Directors of Ergon, but the definitive agreements and the transactions contemplated thereby will require approval by the Board of Directors of Ergon, as well as the Conflicts Committee, the Board of Directors of the General Partner and the Partnership’s unitholders. Ergon anticipates financing the merger consideration with cash on hand and borrowings under its existing credit facility. It is not expected that the definitive documentation would contain a financing condition, but it is expected that the Partnership’s existing credit facility would remain in place in its current form. Ergon does not expect the transaction to require any regulatory approvals other than SEC review of the proxy statement and related filings in connection with the unitholder vote to approve the merger and potentially the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Accordingly, Ergon does not expect regulatory approvals will be an impediment to closing.

The Proposal is non-binding, and no agreement, arrangement or understanding between the parties with respect to the Proposal or any other transaction will be created until such time as mutually satisfactory definitive agreements have been executed and delivered.

We will be filing an amendment to our Schedule 13D concurrently with the transmittal of this letter. We are confident that you will agree that it is in all of our interests to ensure that we otherwise proceed in a confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

This letter shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any principles of conflicts of laws that would result in the laws of any other jurisdiction applying.

We look forward to discussing this Proposal with you in more detail, with the hope of successfully completing the transaction before year end.

Sincerely,

/s/ Emmitte J. Haddox

Emmitte J. Haddox

President and Chief Executive Officer Ergon, Inc.

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